SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                         Commission File Number [      ]

                           NOTIFICATION OF LATE FILING

(Check One):

|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

                                For Period Ended:
                                January 31, 2001

                  |X| Transition Report on Form 10-K
                  |_| Transition Report on Form 20-F
                  |_| Transition Report on Form 11-K
                  |_| Transition Report on Form 10-Q
                  |_| Transition Report on Form N-SAR

                  For the Transition Period Ended:
                  --------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

NOT APPLICABLE
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PART I - REGISTRANT INFORMATION

CI4NET.com Inc.
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      Full Name of Registrant

32 Haymarket

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     Address of Principal Executive Office (Street and Number)

London SW1Y 4TP

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      City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No |_|

|X|  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file the Annual Report (the "Report") on Form 10-K for CI4NET.com Inc.'s (the "Company") fiscal year ended January 31, 2001 ("Fiscal Year 2001") without unreasonable effort or expense due to the delays in gathering information from the Registrant's professional advisors for inclusion therein.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kenneth G. Alberstadt                               (212)         382-3300
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    (Name)                                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

      Commencing in late March 2000, Internet and other technology related companies experienced dramatic declines in market value and it became increasingly difficult for these companies to raise needed additional capital. As a result, the Company experienced a significant decline in the market value of its Common Stock, thereby preventing it from raising meaningful amounts of capital on reasonable terms. In response to these market conditions, the Company has restructured its operations and significantly decreased its personnel. Because of the time consuming nature of the preparation of the financial statements and the disclosure with respect thereto, a reasonable estimate of the results of operations and earnings statements can not be made at this time.

      The Company has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized on this 30th day of April, 2001.

                                                     CI4NET.COM INC.

                                                     By: /s/ L.J. Boyne
                                                         ---------------------
                                                         Name: L.J. Boyne
                                                         Title: Vice President

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)
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